U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                            SEC File Number 0-25474
                                            CUSIP Number 829 158 302

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 1997


    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information


Full Name of Registrant:  Sims Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    3333 S. Congress Ave., Suite 401

City, State and Zip Code

    Delray Beach, Florida 33445


Part II - Rules 12b-25(b) and (c)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         Effective December 31, 1997 the Company acquired Link International Technologies, Inc. As a result of this acquisition, the financial statments of Link are now consolidated with those of the Company. The Company did not receive the financial information of Link for the three months ended Septmeber 30, 1997 in sufficient time to so to allow the Company to file it's 10-Q report by November 14, 1997.


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[ ] (b)  The subject annual report,  semi-annual  report,  or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)  The   accountant's   statement  or  other  exhibit  required  by  Rule
12b-25(c) has been attached if applicable.


Part III - Narrative


    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.




Part IV - Other Information


    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart         (303)            839-006l
                  (Name)            (Area Code)   (Telephone Number)

    (2)  Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 during the preceding
         l2 months (or for such shorter period that
         the registrant was required to file such
         reports) been filed?  If answer is no,
         identify report(s).                             [X] Yes  [ ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included in
         the subject report or portion thereof?          [ ] Yes  [X] No

                            Sims Communications, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997               By /s/ William T. Hart
                                         William T. Hart
                                         Hart & Trinen
                                         1624 Washington Street
                                         Denver, CO  80203
                                         (303) 839-0061

                                       ATTORNEYS FOR SIMS COMMUNICATIONS, INC.



                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).